UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

FOR THE TRANSITION PERIOD FROM                      TO

COMMISSION FILE NUMBER 1-12001

401(K) SAVINGS ACCOUNT PLAN FOR EMPLOYEES
OF THE WASHINGTON PLATE PLANT
(Title of Plan)

ALLEGHENY TECHNOLOGIES INCORPORATED

(Name of Issuer of securities held pursuant to the Plan)

1000 Six PPG Place, Pittsburgh, Pennsylvania 15222-5479

(Address of Plan and principal executive offices of Issuer)

Audited Financial Statements and Supplemental Schedule
401(k) Savings Account Plan for Employees of the Washington Plate Plant
Years Ended December 31, 2004 and 2003
With Report of Independent Registered Public Accounting Firm

401(k) Savings Account Plan for Employees
of the Washington Plate Plant

Audited Financial Statements
and Supplemental Schedule

Years Ended December 31, 2004 and 2003

Report of Independent Registered Public Accounting Firm

Allegheny Technologies Incorporated

We have audited the accompanying statements of net assets available for benefits of the 401(k) Savings Account Plan for Employees of the Washington Plate Plant as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

June 23, 2005
Pittsburgh, Pennsylvania

401(k) Savings Account Plan for Employees
of the Washington Plate Plant

Statements of Net Assets Available for Benefits

	December 31
	2004	2003

Investments:
Interest in Allegheny Master Trust	$2,935,838	$2,253,965
Interest in registered investment companies	1,188,595	1,212,309
Corporate common stocks	120,377	116,614
Participant loans	114,167	66,450
Interest in common collective trusts	153	67

Total investments	4,359,130	3,649,405

Employer contribution receivable	10,476	—
Employee contributions receivable	14,256	—

Net assets available for benefits	$4,383,862	$3,649,405

See accompanying notes.

401(k) Savings Account Plan for Employees
of the Washington Plate Plant

Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31
	2004	2003

Contributions:
Employer	$266,915	$258,854
Employee	537,312	329,736

Total contributions	804,227	588,590

Investment income:
Net gain from interest in Allegheny Master Trust	173,221	275,962
Net gain from interest in registered investment companies	146,948	189,152
Net realized/unrealized gain on corporate common stocks	43,766	85,151
Interest income	3,913	3,257
Dividend income	1,262	2,288
Net gain from interest in common collective trusts	5	42,396

Total investment income	369,115	598,206

	1,173,342	1,186,796

Distributions to participants	(438,885)	(92,009)

Net increase in assets available for benefits	734,457	1,094,787
Net assets available for benefits at beginning of year	3,649,405	2,554,618

Net assets available for benefits at end of year	$4,383,862	$3,649,405

See accompanying notes.

401(k) Savings Account Plan for Employees
of the Washington Plate Plant

Notes to Financial Statements

December 31, 2004

1. Significant Accounting Policies

Investments are valued as follows:

Bank and insurance investment contracts with varying contract rates and maturity dates are stated at contract value.

Although it is management’s intention to hold the investment contracts in the Standish Fixed Income Fund until maturity, certain investment contracts provide for adjustments to contract value for withdrawals made prior to maturity.

All other investments are stated at their net asset value, based on the quoted market prices of the securities held in such funds on applicable exchanges.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

The financial statements are prepared under the accrual basis of accounting.

2. Description of the Plan

The 401(k) Savings Account Plan for Employees of the Washington Plate Plant (the Plan) is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The purpose of the Plan is to encourage thrift and to assist represented employees of the Washington Plate facility of Allegheny Ludlum Corporation (the Company) in accumulating a fund to supplement retirement income by allowing eligible employees to make tax-deferred contributions to the Plan. Allegheny Ludlum Corporation is a wholly owned subsidiary of Allegheny Technologies Incorporated (ATI, the Plan Sponsor). The Plan allows employees to contribute a portion of eligible wages each pay period through payroll deductions subject to Internal Revenue Code limitations. In addition, the employee’s annual pretax profit sharing award and pretax Longevity Incentive Payment Plan award may be contributed at the employee’s discretion. The Company contributes $0.50 for each hour worked per eligible represented employee. Unless otherwise specified by the participant, employer contributions are made to the Standish Fixed Income Fund. Such contributions are made only from current income or accumulated earnings of the Company. The Plan allows participants to direct their contributions, and contributions made on their behalf, to any of the investment alternatives.

401(k) Savings Account Plan for Employees
of the Washington Plate Plant

Notes to Financial Statements (Continued)

2. Description of the Plan (continued)

Separate accounts are maintained by the Plan Sponsor for each participating employee. Trustee fees and asset management fees charged by the Plan’s trustee, Mellon Bank, N.A., for the administration of all funds are charged against net assets available for benefits of the respective fund. Certain other expenses of administering the Plan are paid by the Plan Sponsor.

Participants may make “in-service” and hardship withdrawals as outlined in the plan document. Participants are fully vested in their entire participant account.

Active employees can borrow up to 50% of their vested account balances minus any outstanding loans. The loan amounts are further limited to a minimum of $500 and a maximum of $50,000, and an employee can obtain no more than three loans at one time. Interest rates are determined based on commercially accepted criteria, and payment schedules vary based on the type of the loan. General purpose loans are repaid over 6 to 60 months, and primary residence loans are repaid over periods up to 180 months. Payments are made by payroll deductions.

Further information about the Plan, including eligibility, vesting, contributions, and withdrawals, is contained in the plan documents, summary plan description, and related contracts. These documents are available from the Plan Sponsor.

3. Investments

The following presents investments that represent 5% or more of the Plan’s net assets:

	December 31
	2004	2003

Standish Fixed Income Fund	$1,961,544	$1,245,256
ATI Disciplined Stock Fund	550,810	589,439
Alliance Capital Growth Pool	423,484	419,271
Oakmark Balanced Fund	385,103	391,899
Dreyfus Emerging Leaders Fund	339,800	349,536

401(k) Savings Account Plan for Employees
of the Washington Plate Plant

Notes to Financial Statements (Continued)

3. Investments (continued)

Certain of the Plan’s investments are in the Allegheny Master Trust, which has three separately managed institutional investment accounts in the ATI Disciplined Stock Fund, the Alliance Capital Growth Pool, and the Standish Fixed Income Fund, which are valued on a unitized basis (collectively, the “Allegheny Master Trust”). The Allegheny Master Trust was established for the investment of assets of the Plan, and several other ATI sponsored retirement plans. Each participating retirement plan has an undivided interest in the Allegheny Master Trust. At December 31, 2004 and 2003, the Plan’s interest in the net assets of the Alliance Capital Growth Pool, the Standish Fixed Income Fund, and the ATI Disciplined Stock Fund was as follows:

	2004	2003

Alliance Capital Growth Pool	1.11%	1.18%
Standish Fixed Income Fund	0.99	0.65
ATI Disciplined Stock Fund	0.74	0.76

Investment income and expenses are allocated to the Plan based upon its pro rata share in the net assets of the Allegheny Master Trust.

401(k) Savings Account Plan for Employees
of the Washington Plate Plant

Notes to Financial Statements (Continued)

3. Investments (continued)

The composition of the net assets of the Standish Fixed Income Fund at December 31, 2004 and 2003, was as follows:

	2004	2003

Guaranteed investment contracts:
Canada Life	$1,371,538	$2,757,412
GE Life and Annuity	8,735,242	9,583,804
Hartford Life Insurance Company	8,250,446	10,939,222
John Hancock Life Insurance Company	4,670,166	8,848,178
Monumental Life Insurance Company	1,017,190	2,353,862
New York Life Insurance Company	6,769,166	6,814,589
Ohio National Life	2,687,551	4,652,712
Pacific Mutual Life Insurance Company	5,061,507	6,075,054
Principal Life	1,243,795	1,187,962
Protective Life Insurance Company	—	1,006,456
Pruco Pace Credit Enhanced	7,132,148	8,947,069
Security Life of Denver	5,972,064	6,737,205
United of Omaha	2,929,738	7,226,335

	55,840,551	77,129,860

Synthetic guaranteed investment contracts:
Caisse des Depots et Consignations	—	1,999,995
MDA Monumental BGI Wrap	36,520,489	33,990,199
Bank of America	33,366,628	17,803,044
Rabobank	37,879,291	36,635,330
Union Bank of Switzerland	25,166,696	14,768,321

	132,933,104	105,196,889

Interest in common collective trusts	9,386,961	8,515,369
Other	670,702	764,537

Total net assets	$198,831,318	$191,606,655

The Standish Fixed Income Fund (the Fund) invests in guaranteed investment contracts (GICs) and actively managed structured or synthetic investment contracts (SICs). The GICs are promises by a bank or insurance company to repay principal plus a fixed rate of return through contract maturity. SICs differ from GICs in that there are specific assets supporting the SICs, and these assets are owned by the Allegheny Master Trust. The bank or insurance company issues a wrapper contract that allows participant-directed transactions to be made at contract value. The assets supporting the SICs are comprised of government agency bonds, corporate bonds, asset-backed securities (ABOs), and collateralized mortgage obligations (CMOs) with fair values of $134,332,201 and $107,926,162 at December 31, 2004 and 2003, respectively.

401(k) Savings Account Plan for Employees
of the Washington Plate Plant

Notes to Financial Statements (continued)

3. Investments (continued)

Interest crediting rates on the GICs in the Fund are determined at the time of purchase. Interest crediting rates on the SICs are either: (1) set at the time of purchase for a fixed term and crediting rate, (2) set at the time of purchase for a fixed term and variable crediting rate, or (3) set at the time of purchase and reset monthly within a “constant duration.” A constant duration contract may specify a duration of 2.5 years and the crediting rate is adjusted monthly based upon quarterly rebalancing of eligible 2.5 year duration investment instruments at the time of each resetting; in effect the contract never matures. At December 31, 2004 and 2003, the interest crediting rates for GICs and Fixed Maturity SICs ranged from 3.87% to 8.05% and 3.58% to 8.02%, respectively.

For the years ended December 31, 2004 and 2003, the average annual yield for the investment contracts in the Fund was 4.89% and 5.31%, respectively. Fair value of the GICs was estimated by discounting the weighted average of the Fund’s cash flows at the then-current, interest-crediting rate for a comparable maturity investment contract. Fair value for the SICs was estimated based on the fair value of each contract’s supporting assets at December 31, 2004 and 2003.

The composition of net assets of the Alliance Capital Growth Pool at December 31, 2004 and 2003 was as follows:

	2004	2003
Investment in pooled separate accounts:
Alliance Equity Fund S.A. #4	$38,135,320	$35,666,427
Operating payables	(11,230)	(10,616)

Total net assets	$38,124,090	$35,655,811

The composition of net assets of the ATI Disciplined Stock Fund at December 31, 2004 and 2003 was as follows:

	2004	2003
Corporate common stocks	$72,955,300	$77,259,404
Interest in common collective trusts	71,478	337,451
Receivables	1,085,015	283,072
Payables	(97,126)	(42,301)

Total net assets	$74,014,667	$77,837,626

401(k) Savings Account Plan for Employees
of the Washington Plate Plant

Notes to Financial Statements (continued)

3. Investments (continued)

The composition of the changes in net assets of the Allegheny Master Trust is as follows:

	Standish Fixed Income Fund Trust		Alliance Capital Growth Pool		ATI Disciplined Stock Fund
	Years Ended December 31
	2004	2003	2004	2003	2004	2003
Investment income (loss):
Interest income	$9,236,594	$9,953,790	$—	$—	$—	$214,654
Net realized/unrealized gain (loss) on corporate common stocks	(1,358)	—	—	—	4,352,382	13,699,382
Dividends	—	—	—	—	1,368,881	1,073,159
Net gain, registered investment companies	—	45,315	—	—	—	—
Net gain, pooled separate accounts	—	—	5,432,718	9,614,660	—	—
Net gain, common collective trusts	122,717	111,616	—	—	8,488	10,183
Administrative expenses	(240,688)	(201,917)	(128,988)	(72,409)	(551,752)	(660,982)
Transfers	(1,892,602)	888,462	(2,835,451)	(440,184)	(9,000,958)	8,571,888

Net increase (decrease)	7,224,663	10,797,266	2,468,279	9,102,067	(3,822,959)	22,908,284
Total net assets at beginning of year	191,606,655	180,809,389	35,655,811	26,553,744	77,837,626	54,929,342

Total net assets at end of year	$198,831,318	$191,606,655	$38,124,090	$35,655,811	$74,014,667	$77,837,626

Interest, realized and unrealized gains and losses, and management fees from the Allegheny Master Trust are included in the net gain from interest in Allegheny Master Trust on the statements of changes in net assets available for benefits.

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated July 12, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt.

401(k) Savings Account Plan for Employees
of the Washington Plate Plant

Notes to Financial Statements (continued)

5. Parties-in-Interest

Dreyfus Corporation is the manager of the Dreyfus Mutual Funds that are offered as investment options under this Plan. Dreyfus Service Corporation is the funds’ distributor. Dreyfus Corporation and Dreyfus Service Corporation are both wholly owned subsidiaries of Mellon Financial Corporation. Mellon Financial Corporation also owns Mellon Bank, N.A., the trustee for this Plan. Therefore, transactions with these entities qualify as party-in-interest transactions.

6. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. However, no such action may deprive any participant or beneficiary under the Plan of any vested right.

7. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risk such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

401(k) Savings Account Plan for Employees
of the Washington Plate Plant

EIN: 25-1792394      Plan Number: 020

Schedule H, Line 4i—Schedule of Assets
(Held at End of Year)

December 31, 2004

Description	Units/Shares	Current Value
Registered Investment Companies:
Dreyfus Emerging Leaders Fund*	7,682.5580	$339,800
Dreyfus International Value Fund*	4,027.3840	79,017
Dreyfus Bond Market Index*	5,587.5580	57,608
Dreyfus Appreciation Fund*	285.2950	11,038
Oakmark Balanced Fund	16,387.3770	385,103
Hartford Midcap Funds	1,767.9400	50,581
MFS Value Fund	1,097.5410	25,397
Morgan Stanley Small Growth Fund	4,321.0290	54,013
PIMCO Funds—NFJ	1,224.4140	35,349
PIMCO Funds—Total	1,541.7670	16,451
Lord, Abbett Midcap Funds	2,853.1130	64,566
Artisan Funds	1,868.6090	55,236
Jennison Growth Fund	1,015.9920	14,436

Total registered investment companies		$1,188,595

Corporate Common Stocks
Allegheny Technologies Incorporated*	5,555.0000	$120,377

Participant loans* (5.0% to 9.0%, with maturities through 2010)		$114,167

Common Collective Trusts
Dreyfus Short-Term Investment Fund*	152.5600	$153

*	Party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ALLEGHENY TECHNOLOGIES INCORPORATED 401(K) SAVINGS ACCOUNT FOR EMPLOYEES OF THE WASHINGTON PLATE PLANT
	By:	/s/ Richard J. Harshman
Date: June 27, 2005		Richard J. Harshman
Executive Vice President-Finance and Chief Financial Officer (Principal Financial Officer and Duly Authorized Officer)